Correspondence

September 22, 2014

VIA EDGAR

Caroline Kim, Esq.
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington D.C.  20549

dbabiarz@duffordbrown.com
RE:	PetroShare Corp.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 13, 2014
CIK # 0001568079

Dear Ms. Kim:

Our client, PetroShare Corp (the "Company"), has filed today its registration statement on Form S-1.  On behalf of the Company, this letter shall serve to respond to comments of the staff of the Securities & Exchange Commission dated August 29, 2014 on the Company's amended draft registration statement as confidentially submitted on August 13, 2014.

The following narrative responds to each comment contained in the staff's letter.  Numbers assigned to the comments by the staff have been retained by us.

Accordingly, the Company's responses are as follows:

Amendment No. 1 to Draft Registration Statement on Form S-1

Financial Statements

1.  Comment complied with.  Please note that the registration statement filed today by the Company contains updated financial statements for the periods ended June 30, 2014 in accordance with the provisions of Rule 8-08 of Regulation S-X.

Exhibits

2.    Comment complied with.  The Company has examined the exhibits filed with the registration statement and is confident that the exhibits are complete.  With regard to the schedules referenced in the comment letter, Schedule 4.1(e) to Exhibit 10.8 was in fact included, but mislabeled as Schedule 2.1(d).  This oversight has been corrected.  Further, the Company has included Schedule 4.1(e) and Exhibit 8.10 to Exhibit 10.7 and Schedule 2.1(d) to Exhibit B to Exhibit 10.8 to the registration statement, which were inadvertently omitted.  Finally, please note that the leases referenced in Exhibit A to Schedule 5.1 are the same leases listed in Schedules 2.1(a) and 2.1(b).

Please direct any questions regarding the Company's response or the registration statement to me at (303) 837-6325 or dbabiarz@duffordbrown.com.

Sincerely,

DUFFORD & BROWN, P.C.

/S/ David J. Babiarz

David J. Babiarz

DJB:kac
cc:        Stephen J. Foley, PetroShare Corp.
Edward Schenkein, CPA, StarkSchenkein LLP
Paul Maniscalco, SJM Accounting, Inc.